September 26, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re: Wintergreen Fund, Inc.
    File Nos. 333-124761; 811-21764

Dear Sir or Madam:

Enclosed, on behalf of Wintergreen Fund, Inc. (the "Fund"), and pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended ("1940 Act"), are copies of the following:

      1) the bond endorsement; and

      2) the resolutions adopted by the Board of Directors of the Fund, including a majority of the Directors who are not "interested persons" of the Fund (as defined by the 1940 Act).

Please note that the premium for the bond has been paid through October 23, 2017.

If you have any questions concerning this filing, please do not hesitate to call me at (973) 263-2605.

Sincerely,

/s/ Steven Graff

Steven Graff
Vice President
Wintergreen Fund, Inc.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

REPLACE POLICY PERIOD ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following replaces ITEM 2. of the Declarations:

ITEM 2:   **POLICY PERIOD:**

Inception Date:09/23/2016   Expiration Date:10/23/2017
12:01 A.M. local time as to both dates at the Principal Address stated in ITEM 1.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106593042

OFFICER'S CERTIFICATE

I, Steven Graff, Vice President of Wintergreen Fund, Inc. (the "Fund"), hereby certify that the following resolutions were approved by the Board of Directors of the Fund, including a majority of the Directors who are not "interested persons" of the Fund (as defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act") (the "Independent Directors")):

WHEREAS, the Board, including a majority of the Independent Directors, previously approved for the Fund a fidelity bond policy issued by St. Paul Fire & Marine Insurance Co. in the amount of $900,000 (the "Fidelity Bond") covering each officer of the Fund who may have access to the Fund's securities or funds against larceny and embezzlement in accordance with Rule 17g-1 under the 1940 Act for the period from September 23, 2016 through September 23, 2017; and

WHEREAS, the Board, including a majority of the Independent Directors, has reviewed the proposed extension of the Fidelity Bond through October 23, 2017 and has given due consideration to all relevant factors including, but not limited to, the value of the Fund's assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Fund's portfolio;

NOW, THEREFORE, IT IS:

RESOLVED, that the Board, including a majority of the Independent Directors, hereby approves the extension of the Fidelity Bond through October 23, 2017; and it is further

RESOLVED, that, having given due consideration to all relevant factors, including the value of the Fund's assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Fund's portfolio, the Board, including a majority of the Independent Directors, hereby determines that the extension of the Fidelity Bond is reasonable in form and amount and is in the best interests of the Fund; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized to execute and deliver such documents and to make such filings with the Securities and Exchange Commission and to give all notices on behalf of the Fund with respect to the extension of the Fidelity Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act or as may otherwise be necessary to effect the fidelity bond coverage contemplated hereby and to comply with requirements of the 1940 Act, and to increase such coverage as may be necessary to meet the requirements of the 1940 Act and the rules and regulations thereunder; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized to make any and all payments and take such other actions, in the name of the Fund and on its behalf, as they or any of them may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as Vice President of the Fund on this 26th day of September 2017.

/s/ Steven Graff
Steven Graff
Vice President